UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

57TH STREET GENERAL ACQUISITION CORP.
(Name of Subject Company (Issuer))

57TH STREET GENERAL ACQUISITION CORP.
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE /
WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

316816 107  (Common Stock) /
316816 123 (Warrants)
(CUSIP Number of Class of Securities)

Mark D. Klein
Chairman, President and Chief Executive Officer
590 Madison Avenue, 35th Floor
New York, New York 10022
(212) 409-2434
 (Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Douglas S. Ellenoff, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☐      third-party tender offer subject to Rule 14d-1.

☒      issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached hereto as Exhibit 99.1 are frequently asked questions to be used in connection with the proposed business transaction of 57th Street General Acquisition Corp. and Crumbs Holdings LLC.  Exhibit 99.1 is incorporated by reference herein.

Forward Looking Statements
In addition to historical information, the information attached hereto may contain a number of “forward-looking statements”. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction involving 57th Street and Crumbs, including future financial and operating results; 57th Street’s and Crumb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction, these factors include, but are not limited to: the risk that more than eighty-eight percent of 57th Street stockholders will validly tender and won’t validly withdraw their shares of common stock pursuant to and prior to the expiration of the tender offer; the risk that governmental and regulatory review of the tender offer documents may delay the transaction or result in the inability of the transaction to be consummated by May 31, 2011 and the length of time necessary to consummate the proposed transaction; changing legislation and regulatory environments; changing interpretations of generally accepted accounting principles; continued compliance with government regulations; the risk that a condition to closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the risk that the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; a reduction in industry profit margin; the inability to continue the development of the Crumbs brand; the ability to meet the NASDAQ Stock Market listing standards, including having the requisite number of round lot holders or shareholders; a lower return on investment; the inability to manage rapid growth; requirements or changes affecting the business in which Crumbs is engaged; general economic conditions; and the diversion of management time on transaction-related issues. These risks, as well as other risks associated with the transaction, will be more fully discussed in the Schedule TO that will be filed with the SEC in connection with the transaction. Additional risks and uncertainties are identified and discussed in 57th Street’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in the information attached hereto speak only as of the date hereof. Neither 57th Street nor Crumbs undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date hereof.

Important Information about the Tender Offer

The planned tender offer for common stock and warrants of 57th Street has not yet commenced. Any description contained in the exhibit hereto is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy 57th Street securities will be made pursuant to an offer to purchase and related materials that 57th Street intends to file with the SEC. At the time the offer is commenced, 57th Street will file a tender offer statement on Schedule TO with the SEC.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all security holders of 57th Street when available. In addition, all of these materials (and all other materials filed by 57th Street with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  Security holders may also obtain free copies of the documents filed with the SEC by 57th Street by directing a request to: 57th Street General Acquisition Corp., 590 Madison Avenue, 35th Floor, New York, New York 10022.  Security holders of 57th Street are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the tender offer because they will contain important information about the tender offer, the business combination transaction and the parties to the merger.

Item 12.	Exhibits.

EXHIBIT NO.	DESCRIPTION

99.1	Frequently asked questions about the business transaction